ADDENDUM TO INVESTMENT ADVISORY AGREEMENT

FISCAL YEAR-END 09/30/2016

Calvert Impact Fund, Inc.

Calvert Investment Management, Inc. ("Calvert" or the "Advisor") is the investment advisor to the above referenced registered investment company ("Fund"). Calvert has agreed, with the Fund, to contractually limit (direct/ or direct ordinary) net annual fund operating expenses of the Fund through January 31, 2018, as follows. This expense limitation does not limit the acquired fund fees and expenses incurred by a shareholder. Under the terms of the contractual expense limitation, operating expenses do not include interest expense, brokerage commissions, extraordinary expenses, and taxes. To the extent any expense offset arrangement reduces Fund expenses, Calvert's obligation under this agreement is reduced and Calvert shall also benefit from the expense offset arrangement. The below figures are expressed as a percentage of average net assets.

	Class A	Class C	Class I	Class Y
Calvert Impact Fund, Inc.[1]
Calvert Green Bond Fund	0.88%		0.50%	0.63%

For Funds:	/s/ Lancelot A. King	For Calvert:	/s/ Vicki L. Benjamin
	Lancelot A. King, Assistant Vice		Vicki L. Benjamin, Executive Vice President,
	President and Secretary		Chief Financial Officer, Chief Administrative Officer
And Treasurer

	Date: April 27, 2016		Date: April 27, 2016

1 Calvert has further agreed to contractually limit direct net annual fund operating expenses for Calvert Green Bond Fund Class Y to 3.00% through January 31, 2025.